FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2008	CRYPTOLOGIC LIMITED /s/ Stephen Taylor ____________________________ Stephen Taylor Chief Financial Officer

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FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic provides trading update for Q3

September 22, 2008 (Dublin, IRELAND) – CryptoLogic Limited, a leading software developer to the global Internet gaming market, today provided a trading update for the third quarter of 2008, in light of significant volatility in world financial markets.

CryptoLogic’s third-quarter revenue to date has been in line with seasonal trends and current market expectations. The company anticipates an operating loss between $1.0 and $1.5 million for the quarter, a modest improvement from the second quarter.

However, due to the rapid and unexpected appreciation of the U.S. dollar against the UK sterling and the Euro in recent weeks and a delay in converting the funds into U.S. dollars, the company will, additionally, book a foreign exchange loss of approximately $3.6 million. CryptoLogic has since moved substantially all of its cash and marketable securities into U.S. dollars, the company’s reporting currency, to minimize the impact of further currency market volatility. Other actions have been taken to ensure that this type of loss will not occur again.

“While it is disappointing that financial market volatility will affect our third-quarter results, CryptoLogic has made good progress operationally with the launch of new products, improvements to our technology platform and seven new customer wins so far this year,” said Brian Hadfield, CryptoLogic’s President and CEO. “With three new customer sites up and running in the third quarter — and two more slated to go “live” in the fourth — CryptoLogic continues to see a brighter outlook for 2009.”

CryptoLogic will release its third-quarter results in the second week of November.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), the NASDAQ Global Select Market (symbol: CRYP), and the Main Market of the London Stock Exchange (symbol: CRP). Shares of the CryptoLogic Exchange Corporation (symbol: CXY) trade on the Toronto Stock Exchange.

TEL 353 (0) 1 631 9000  FAX 353 (0) 1 631 9001

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

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For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415 Stephen Taylor, Chief Financial Officer	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Karen Passmore, ext. 228/ kpassmore@argylecommunications.com
Daniel Tisch, ext. 223/ dtisch@argylecommunications.com

Corfin Communications (UK media only)
Neil Thapar, +44 207 977-0020 William Cullum+44 207 977-0020
Harry Chathli, +44 207 977-0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.